Exhibit (a)(5)(ii)

The Korea Fund, Inc. Announces Commencement of Tender Offer

NEW YORK, August 16, 2024 – The Korea Fund, Inc. (the “Fund”) (NYSE: KF) announced today that the tender offer (the “Tender Offer”) to purchase for cash up to 12.5% of the Fund’s issued and outstanding common stock, at a price per share equal to 98.5% of the net asset value per share, determined on the date the tender offer expires, will commence on Friday, August 16, 2024 and expire, unless otherwise extended, at 5:00 p.m., New York City Time, on Monday, September 16, 2024.

The Fund’s Board of Directors previously announced its intention to conduct a Tender Offer in a press release dated July 10, 2024.

The terms and conditions of the Tender Offer are set forth in the Issuer Tender Offer Statements and related Letters of Transmittal that have been filed with the Securities and Exchange Commission (SEC).

In connection with the Tender Offer, the Fund temporarily suspended its share repurchase program as of July 10, 2024 until ten business days after the expiration of the Tender Offer.

This announcement is not a recommendation, an offer to purchase, nor a solicitation of an offer to sell shares of the Fund. The Tender Offer is being made only by an Offer to Purchase, a related Letter of Transmittal and other documents, which have been filed with the SEC. Common stockholders of the Fund should read the Offer to Purchase and related exhibits, as they contain important information about the Tender Offer. These and other filed documents are available to investors free of charge both at the website of the SEC at www.sec.gov, and from the Fund. Common stockholders may obtain further information regarding the Tender Offer from EQ Fund Solutions, the Fund’s Information Agent for the Tender Offer, by calling (877) 361-7964.

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The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol “KF.”

JPMorgan Asset Management (Asia Pacific) Ltd is the Fund’s Investment Adviser. Investment in closed-end funds involves risks. Additional risks are associated with international investing, such as currency fluctuation, government regulations, economic changes and differences in liquidity, which may increase the volatility of an investment in the Fund. Foreign securities markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, this Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region. All of these factors potentially subject the Fund’s shares to greater price volatility. The NAV of the Fund will fluctuate with the value of the underlying securities. Closed-end funds trade on their market value, not NAV, and closed-end funds often trade at a discount to their NAV.

The Fund’s daily New York Stock Exchange closing market price and NAV, as well as other information, including updated portfolio statistics and performance are available at www.thekoreafund.com or by calling the Fund’s stockholder servicing agent at (866) 706 0510.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

Contacts

Julian Reid (Chairman of the Board): +44 7768 068 200

Stockholder Servicing Agent: 866 706 0510

The Korea Fund, Inc. www.thekoreafund.com